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Joseph A. Hall

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4565 tel 212 701 5565 fax joseph.hall@davispolk.com

VIA EDGAR

January 9, 2012

Re:	EPAM Systems, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed November 4, 2011
File No. 333-174827

Barbara C. Jacobs

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Dear Ms. Jacobs:

On behalf of EPAM Systems, Inc., a Delaware corporation (the “Company”), we are submitting this letter to respond to a comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated July 7, 2011 (the “Initial Comment Letter”), regarding the above referenced Registration Statement on Form S-1 (as amended, the “Registration Statement”). The Company has also revised the Registration Statement in response to its discussions with the Staff in November 2011 and is filing concurrently with this letter Amendment No. 5 to the Registration Statement (“Amendment No. 5”), which reflects these revisions and updates certain other information.

The Company undertook to respond to comment 2 in the Initial Comment Letter prior to commencing marketing efforts. The Company’s response is set forth below, with the headings and numbered items of this letter corresponding to the Initial Comment Letter. We are also sending, under separate cover, a marked copy of the Registration Statement showing changes from Amendment No. 4 filed on November 4, 2011.

Barbara C. Jacobs Assistant Director Division of Corporation Finance U.S. Securities and Exchange Commission	2	January 9, 2012

General

2.

Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

Response:

The Company has confirmed that it will not include any graphical material or artwork in the prospectus.

Please do not hesitate to contact me at (212) 450-4565 if you have any questions regarding this filing or otherwise with respect to the proposed offering.

Very truly yours,

/s/ Joseph A. Hall

Joseph A. Hall

cc:	Arkadiy Dobkin, Chief Executive Officer, EPAM Systems, Inc.
Ilya Cantor, Chief Financial Officer, EPAM Systems, Inc.